JH International Fund NOTE F Reorganization On May 29, 2002, the shareholders of John Hancock International Equity Fund ("International Equity Fund") approved an Agreement and Plan of Reorganization, which provided for the transfer of substantially all of the assets and liabilities of International Equity Fund in exchange solely for Class I shares of the Fund. The acquisition was accounted for as a tax-free exchange of 257,801 Class I shares of the Fund for the net assets of the International Equity Fund, which amounted to $1,609,274 for Class I shares, including $62,490 of unrealized appreciation, after the close of business on June 7, 2002. NOTE G Proposed Reorganization On November 19, 2002, the Trustees approved the following: The reorganization of John Hancock European Equity Fund and John Hancock Global Fund into John Hancock International Fund, subject to the approval by shareholders. JH Mid Cap Growth Fund NOTE F Reorganization On May 29, 2002, the shareholders of the John Hancock Medium Capitalization Growth Fund ("Medium Capitalization Growth Fund") approved an Agreement and Plan of Reorganization, which provided for the transfer of substantially all of the assets and liabilities of the Medium Capitalization Growth Fund in exchange solely for Class I shares of the Fund. The acquisition was accounted for as a tax-free exchange of 533,703 Class I shares of the Fund for the net assets of the Medium Capitalization Growth Fund, which amounted to $4,100,229 for Class I shares, including $120,950 of unrealized appreciation, after the close of business on June 7, 2002.